INTERIM  FINANCIAL STATEMENTS

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

Fiscal 2010 Second Quarter

Three and Six Months Ended October 31, 2009

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the interim financial statements required to be filed, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

Unaudited

(in thousands of dollars)	October 31 2009	April 30 2009
Assets
Current assets
Cash and cash equivalents (note 5)	4,119	6,339
Accounts receivable and prepaid expenses	908	996
Available-for-sale securities (note 6)	289	276
	5,316	7,611

Reclamation bonds	308	317
Property and equipment (note 7)	755	827
Mineral property interests (note 8)	41,874	39,133
	48,253	47,888
Liabilities
Current liabilities
Accounts payable and accrued liabilities	345	1,194

Future income tax liability	1,095	1,341
	1,440	2,535

Non-controlling interest (note 3)	8,480	7,600

Shareholders’ equity
Common shares (note 11)	57,327	56,183
Contributed surplus (note 11)	8,946	7,940
Accumulated other comprehensive income (note 13)	(45)	9
Deficit	(27,895)	(26,379)
	38,333	37,753
	48,253	47,888

Nature of operations (note 1)

Commitments (notes 8 and 14)

Subsequent events (note 16)

 Approved by the Board of Directors

_________________________

_________________________

  Director                                                                                              Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss, Comprehensive Loss, and Deficit

Unaudited

(in thousands of dollars)	Three months ended October 31 2009	Three months ended October 31 2008	Six months ended October 31 2009	Six months ended October 31 2008
		(restated)		(restated)
Expensed exploration costs
Net indirect exploration expenditures	69	68	195	150
Equipment rental income	(74)	(54)	(90)	(108)
Net option payments (note 10(c))	-	(29)	75	(141)
	(5)	(15)	180	(99)
Other expenses
Consulting, labour & professional fees	263	295	560	444
Depreciation & amortization (note 7)	49	54	98	107
Foreign exchange gain	7	(120)	9	(147)
Insurance, licenses & filing fees	15	65	80	85
Interest income	(30)	(44)	(60)	(94)
Other corporate costs	86	39	118	79
Investor relations & presentations	35	17	45	33
Rent	47	39	97	60
Stock-based compensation (note 12)	371	382	721	755
Travel & accommodation	24	41	30	50
Write-down/loss on available-for-sale securities (note 6)	-	327	-	327
Management fees	(63)	(65)	(117)	(210)
	804	1,030	1,581	1,489

Loss before income taxes	799	1,015	1,761	1,390
Future income tax recovery	(107)	-	(245)	-
Loss for the period	692	1,015	1,516	1,390

Other comprehensive loss
Unrealized loss on available-for-sale securities (note 13)	6	125	54	272
Comprehensive loss for the period	698	1,140	1,570	1,662

Deficit- beginning of the period	(27,203)	(24,039)	(26,379)	(24,504)
Deficit- end of the period	(27,895)	(25,054)	(27,895)	(25,894)

Basic and diluted loss per share ($ per share)	0.00	0.01	0.01	0.01

Weighted average common shares outstanding (000's)	142,784	137,642	140,289	136,639

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Unaudited

(in thousands of dollars)	Three months ended October 31 2009	Three months ended October 31 2008 (restated)	Six months ended October 31 2009	Six months ended October 31 2008 (restated)
Cash flows from operating activities
Net loss for the period	(692)	(1,015)	(1,516)	(1,390)
Items not affecting cash
Available-for-sale securities write down	-	327	-	327
Depreciation and amortization (note 7)	49	54	97	107
Future income tax recovery	(107)	-	(245)	-
Net option payments	-	(40)	-	(150)
Bad Debt expense	54	-	54
Option payments in excess of cost	-	-	75	-
Stock-based compensation	371	382	721	754
	(325)	(292)	(814)	(352)
Change in non-cash operating working capital
Decrease (increase) in accounts receivable & prepaids	(12)	570	(43)	651
Increase (decrease) in accounts payable & accruals	(222)	464	(209)	(95)
	(559)	742	(1,066)	204
Cash flows from financing activities
Issuance of common shares (net of issue costs)	1,146	-	1,145	3,478
Non-controlling interest	-	-	880	1,680
	1,146	-	2,025	5,158
Cash flows from investing activities
Deferred exploration costs	(1,574)	(5,192)	(3,303)	(8,260)
Proceeds from available for sale securities	-	(27)	-	32
Property and equipment	(12)	(31)	(25)	(57)
Option payments received	-	-	1	75
Refund of reclamation bond	-	431	-	431
Reimbursed exploration costs	57	1,233	148	2,743
95	(1,529)	(3,586)	(3,179)	(5,036)

Increase (decrease) in cash and cash equivalents	(942)	(2,844)	(2,220)	328

Cash and cash equivalents - beginning of period	5,061	10,546	6,339	7,376

Cash and cash equivalents - end of period	4,119	7,702	4,119	7,702

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

At October 31, 2009, the Company had cash and cash equivalents of $4.1 million (April 30, 2009: $6.3 million) (note 5) and working capital of $5.0 million (April 30, 2009: $6.4 million). Management believes that the cash on hand at October 31, 2009 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months. Should management be successful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance its exploration projects.

2

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP on a basis consistent with the annual financial statements of the Company. All figures are in Canadian dollars unless otherwise noted. Disclosure requirements for interim financial statements do not contain all the information that is required of annual financial statements. Accordingly, they should be read in conjunction with the audited financial statements, for the year ended April 30, 2009.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

The comparative figures for the six months ended October 31, 2008 have been restated due to a change in accounting policy for the Canada-Korea Uranium Limited Partnership (“CKU Partnership”) – see note 2 of the audited consolidated financial statements for the fiscal year ended April 30, 2009.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company), Golden Fern Resources Limited (a New Zealand company) and Ravenstone Resource Ltd. (a B.C. company).  The Company also follows Accounting Guideline 15 and fully consolidates the assets, liabilities, revenues and expenses of the CKU Partnership and Canada-Korea Uranium Limited (“CKUL” or the “General Partner”). It recognizes the other partners’ ownership in the CKU Partnership under the heading non-controlling interest. The Company also proportionately consolidates its interest in the Rise and Shine joint venture (a New Zealand joint venture).

Estimates, risks and uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

   Basis of presentation (continued)

Estimates, risks and uncertainties (continued)

Realization of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future uranium and precious and base metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

Interests in Variable Interest Entities

CanAlaska Korean Uranium Joint Venture

In December 2007, the Company formed a partnership, CKU Partnership, with Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Energy Co. Ltd. (together the “Korean Consortium”) to develop the Cree East uranium exploration project (“Cree East”), which consists of approximately 56,000 hectares of dedicated contiguous mineral claims in a region known as the Athabasca Basin (“Athabasca”), located in the Canadian province of Saskatchewan.

Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of October 31, 2009, the Korean Consortium has contributed $8.5 million (April 30, 2009: $7.6 million) and has a 31.9% interest (April 30, 2009: 29.6%) in the CKU Partnership.

The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The following are the significant balances of the CKU Partnership that are included in CanAlaska’s consolidated balance sheets:

CKU Partnership ($000’s)	Fiscal 2010 October 31, 2009	Fiscal 2009 April 30, 2009
Cash (note 5)	267	410
Mineral property (note 9 (a))	9,020	7,936
Non-controlling interest	8,480	7,600

Rise and Shine Joint Venture

Rise & Shine, New Zealand

Rise & Shine is located 20 km northeast of Cromwell, New Zealand and encompasses a number of historical high-grade underground gold mines in the Bendigo Gold field. Effective July 1, 2007, the Company has completed its earn-in requirements in a joint venture with Oceana Gold (New Zealand) Limited (“Oceana”) (30%) and CanAlaska (70%). If either party elects to not to fund or only partially-fund their respective portion of a proposed budget then the defaulting party dilutes their equity in the joint venture down to a minimum of 15% at which point the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of October 31, 2009, CanAlaska’s current interest is 72% and Oceana’s interest is 28%.

In June 2009, the Company announced an agreement with Glass Earth Gold Ltd. (“Glass Earth”). The option agreement with Glass Earth is for the sale of a 70% ownership interest. In return Glass Earth shall perform detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drilling.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

4        Rise and Shine Joint Venture (cont)

Additional terms of the agreement include progressive cash payments of $13,000 ($1,000 paid) and the issuance of 200,000 shares (100,000 shares are past due) in Glass Earth to the Company over the course of the program.

CanAlaska currently proportionately consolidates its 72% interest in Rise and Shine as at October 31, 2009 (note 10 (a)):

$000’s	Fiscal 2010 October 31, 2009	Fiscal 2009 April 30, 2009
Mineral property	323	324

Cash and Cash Equivalents

$000’s	Fiscal 2010 October 31, 2009	Fiscal 2009 April 30, 2009
CKU Partnership funds	267	410
Option-in advances	45	194
Cash in bank and other short term deposits	3,807	5,735
Total	4,119	6,339

The Company fully consolidates the cash held by CKU Partnership whose funds are held to fund the Cree East property (note 3). Option-in advances are advance cash funding by joint venture partners on various exploration properties.

Available-for-Sale Securities

		Fiscal 2010 October 31, 2009		Fiscal 2009 April 30, 2009
	Number of Shares	Adjusted Cost $000’s	Market Value $000’s	Adjusted Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	846,800	34	114	34	89
Westcan Uranium Corp.	500,000	49	13	49	18
Mega Uranium Ltd.	50,000	104	37	104	99
Other available-for-sale securities	5,786,937	147	125	80	70
Total	7,183,737	334	289	267	276

An unrealized loss on available-for-sale securities of $6,000 (October 31, 2008: $125,000) was recorded in other comprehensive loss for the three month period ended October 31, 2009 and an unrealized loss on available-for-sale securities of $54,000 (October 31, 2008: $272,000) was recorded in other comprehensive loss for the six month period ended October 31, 2009.   During the three month period ended October 31, 2009, the Company received 100,000 Kodiak Exploration Ltd. common shares (note 9(p))

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

Property and Equipment

	Fiscal 2010 October 31, 2009			Fiscal 2009 April 30, 2009
	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s
Automotive	111	(64)	47	111	(55)	56
Leasehold improvements	270	(50)	220	266	(39)	227
Mining equipment	924	(594)	330	923	(535)	388
Office equipment	438	(280)	158	417	(261)	156
Total	1,743	(988)	755	1,717	(890)	827

Property and equipment additions during the six months ended October 31, 2009, were $24,862 (2008: $57,000).

8

Mineral Property Interests

	Fiscal 2010 Expenditures Six months ended October 31, 2009				Life to Date - October 31, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 9)	5	3,145	(418)	2,732	1,199	58,872	(18,723)	41,348
Other interests (note 10)	-	18	(1)	17	397	1,352	(1,223)	526
Total	5	3,163	(419)	2,749	1,596	60,224	(19,946)	41,874

	Fiscal 2010 Expenditures Twelve months ended April 30, 2009				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 9)	132	11,486	(3,885)	7,733	1,194	55,737	(18,307)	38,624
Other interests (note 10)	20	240	(521)	(261)	398	1,334	(1,223)	509
Total	152	11,726	(4,406)	7,472	1,592	57,071	(19,530)	39,133

The Company holds approximately 1,133,300 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan and Manitoba in Canada (the “Athabasca”). These holdings are comprised of 23 projects which are in various stages of exploration and discovery – see note 9 for further details.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

   Mineral Property Interests (continued)

Summary of option payments due	Total
As at October 31, 2009	Cash $000’s	Spend[2] $000’s	Shares
April 2010 (paid)	52	600	50,000
April 2010	-	-	50,000
April 2011	40	2,000	100,000
April 2012	57	3,400	100,000
Thereafter	-	10,000	1,200,000
Total due[1]	149	10,000	1,500,000

1 Only considers payments paid during the current fiscal year and not previous year’s payments and issuances

2 Represents cumulative spend required not spend per fiscal year.  The spend requirements do not consider amounts already incurred on Black Lake (note 9e) or Fond Du Lac (note 9d) and the Collins Bay Extension (note 9o)

Summary of option payments receivable	Total
As at October 31, 2009[1]	Cash $000’s	Spend[3] $000’s	Shares
April 2010 (received)	1	-	100,000
April 2010 (outstanding)	135	2,950	300,000
April 2011	10	4,300	150,000
April 2012	17	6,100	50,000
April 2013	10	8,100	50,000
Thereafter	550	16,050	1,300,000
Total due[2]	723	16,050	1,950,000

1 Excludes expenditures and payments on West McArthur (note 9 (b)) and Cree East (notes 3 and 9 (a))

2 Only considers payments received during the current fiscal year and not previous year’s payments and issuances

3 Represents cumulative spend required not spend per fiscal year. On December 17, 2008, the Company granted Westcan an extension to complete its work commitments on Cree West and Key Lake which have not been included in the above table

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

9

Athabasca Mineral Property Interests

	Fiscal 2010 Expenditures Six months ended October 31, 2009				Life to Date - October 31, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	1,095	-	1,095	-	9,020	-	9,020
West McArthur (b)	-	170	(148)	22	65	12,311	(9,891)	2,485
Poplar	-	391	(270)	121	166	3,424	(3,210)	380
Fond du Lac (d)	-	763	-	763	120	2,500	-	2,620
Black Lake (e)	4	409	-	413	147	1,458	-	1,605
Grease River (f)	-	36	-	36	118	2,630	(1,909)	839
Cree West (g)	-	-	-	-	40	1,070	(1,110)	-
Key Lake (h)	-	-	-	-	24	1,012	(1,035)	1
NE Wollaston (i)	-	25	-	25	16	6,596	-	6,612
Helmer (j)	-	6	-	6	64	4,662	-	4,726
Lake Athabasca (k)	-	78	-	78	112	5,850	-	5,962
Alberta (l)	-	26	-	26	11	2,327	-	2,338
Hodgson (m)	-	16	-	16	44	1,216	-	1,260
Arnold (n)	-	-	-	-	35	1,237	-	1,272
Collins Bay (o)	-	44	-	44	-	44	-	44
McTavish (p)	-	(66)	-	(66)	74	650	-	724
Other (q)	1	152	-	153	163	2,865	(1,568)	1,461
Total	5	3,145	(418)	2,732	1,199	58,872	(18,723)	41,348

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

9

Athabasca Mineral Property Interests (continued)

	Fiscal 2009 Expenditures Twelve months ended April 30, 2009				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,706	-	3,706	-	7,936	-	7,936
West McArthur (b)	13	2,210	(2,015)	208	65	12,138	(9,743)	2,460
Poplar (c)	-	1,744	(1,497)	247	166	3,033	(2,940)	259
Fond du Lac (d)	29	1,524	-	1,553	120	1,737	-	1,857
Black Lake (e)	29	804	-	833	143	1,049	-	1,192
Grease River (f)	-	978	(271)	707	118	2,594	(1,909)	803
Cree West (g)	-	52	(52)	-	40	1,070	(1,110)	-
Key Lake (h)	-	51	(50)	1	24	1,012	(1,035)	1
NE Wollaston (i)	-	75	-	75	16	6,571	-	6,587
Helmer (j)	-	136	-	136	64	4,656	-	4,720
Lake Athabasca (k)	8	112	-	120	112	5,772	-	5,884
Alberta (l)	-	39	-	39	11	2,301	-	2,312
Hodgson (m)	-	6	-	6	44	1,200	-	1,244
Arnold (n)	-	11	-	11	35	1,237	-	1,272
Other (o)	53	38	-	91	236	3,431	(1,570)	2,097
Total	132	11,486	(3,885)	7,733	1,194	55,737	(18,307)	38,624

a)      Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 56,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed a partnership, CKU Partnership, with the Korean Consortium to develop Cree East.  Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of October 31, 2009, the Korean Consortium has contributed $8.5 million (April 30, 2009: $7.6 million) and has a 31.9% interest (April 30, 2009: 29.6%) in the CKU Partnership.  The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

During the three and six month periods ended October 31, 2009, the Company spent $145,000 and $153,000 respectively on camp cost & operations (Life to Date (“LTD”): $1,584,000); drilling $nil and $nil (LTD: $2,662,000); general and administration (“G&A”) $39,000 and $76,000 (LTD: $263,000); geochemistry $6,000 and $11,000 (LTD: $378,000); geology $17,000 and 44,000 (LTD: $566,000); geophysics $285,000 and $646,000 (LTD: $2,167,000); management fees $50,000 and $95,000 (LTD: $689,000); and other expenses $30,000 and $70,000 (LTD: $711,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

9

Athabasca Mineral Property Interests (continued)

b)      West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca, Saskatchewan. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”). Mitsubishi may exercise its option to earn a 50% interest in the property by funding expenditures of $10 million ($9,891,000 expended as of October 31, 2009) and making a $1 million payment upon completion of the funding requirement. With the presently agreed 2010 exploration plan and budget, it is expected that Mitsubishi will reach its $10 million expenditure funding threshold in early calendar 2010. Upon payment by Mitsubishi of the additional $1 million amount to the Company, a joint venture (50/50) will be formed. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred. Upon the formation of the joint venture, Mitsubishi may elect to become the operator.

During the three and six month periods ended October 31, 2009, the Company spent $3,000 and $4,000 respectively on camp cost & operations (LTD: $2,111,000); drilling $nil and $nil (LTD: $4,689,000); G&A $11,000 and $36,000 (LTD: $1,730,000); geochemistry $5,000 and $7,000 (LTD: $237,000); geology $17,000 and $48,000 (LTD: $359,000); geophysics $7,000 and $11,000 (LTD: $2,406,000); and other expenses $24,000 and $61,000 (LTD: $844,000). During the three and six month periods ended October 31, 2009, the Company received reimbursements of $57,000 and $148,000 respectively (LTD: $9,891,000).

c)      Poplar, Saskatchewan – East Resources Inc.

Poplar consists of approximately 77,000 hectares of mineral claims in the Athabasca. In October 2007, the Company optioned the claims to Mega Uranium Ltd. (“Mega”). The Mega option agreement was subsequently terminated in December 2008, after Mega had issued 50,000 shares to the Company and funded $2.8 million in expenditures on the Poplar project. On May 12, 2009, the Company announced that East Resources Inc. (“ERI”) had executed a Memorandum of Understanding (“MOU”) in respect of the Poplar property with East Resources Inc. (“ERI”) which had a 60 day term. ERI spent over $300,000 on the Poplar project in the three months ended October 31, 2009 and the Company and ERI are in the midst of negotiations on a definitive agreement regarding the Poplar property.

During the three and six month periods ended October 31, 2009, the Company spent $152,000 and $154,000 on camp cost & operations respectively (LTD: $794,000); G&A $9,000 and $25,000 (LTD: $318,000); geochemistry $12,000 and $12,000 (LTD: $139,000); geology $45,000 and $70,000 (LTD: $363,000); geophysics $1,000 and $13,000 (LTD: $1,673,000); and other expenses $97,000 and $117,000 (LTD: $303,000). During the three and six month periods ended October 31, 2009, the Company received reimbursements of $270,000 and $270,000 (LTD: $3,210,000).

d)

Fond Du Lac, Saskatchewan

In an agreement dated October 18, 2006 and subsequently amended November 7, 2008, the Company acquired from the Fond Du Lac Denesuline First Nation an option to earn a 49% interest in the Fond Du Lac property (comprising approximately 36,000 hectares in the Athabasca) for total payments of $130,000 ($50,000 paid; June 2010 – $40,000 and; June 2011 – $40,000), the issuance of 300,000 shares (200,000 issued (note 11); June 2010 – 50,000 shares and; June 2011 – 50,000 shares) and work commitments of $2 million ($1.2 million by June 2011 and by June 2012 a further $800,000 million). As at October 31, 2009 CanAlaska had incurred $2.6 million in spending on the property. Upon exercising its 49% option, a joint venture may be formed.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

9

Athabasca Mineral Property Interests (continued)

During the three and six month periods ended October 31, 2009, the Company spent $53,000 and $153,000 on camp cost & operations respectively (LTD: $502,000); drilling $52,000 and $276,000 (LTD: $660,000); G&A $23,000 and $29,000 (LTD: $132,000); geochemistry $24,000 and $32,000 (LTD: $114,000); geology $40,000 and $134,000 (LTD: $315,000); geophysics $9,000 and $27,000 (LTD: $479,000); option payments $nil and $nil (LTD: $117,000); and other expenses $65,000 and $112,000 (LTD: $301,000).

e)      Black Lake, Saskatchewan

In December 2006, the Company optioned the Black Lake property in the Athabasca comprising approximately 41,000 hectares located from the Black Lake Denesuline First Nation. To earn a 49% interest in the property, the Company must make payments of $130,000 ($102,000 paid; July 2011 – $28,000), issue 300,000 shares (200,000 issued [see note 11]; July 2010 – 50,000 and; July 2011 50,000), and incur exploration expenditures of $2 million ($700,000 by July 2010 and additional $500,000 by July 2011 and by July 2012 a further $800,000). As at October 31, 2009 CanAlaska had incurred $1.4 million in spending on the property. Upon exercising its 49% option, a joint venture may be formed.

During the three and six month periods ended October 31, 2009, the Company spent $1,000 and $40,000 on camp cost & operations respectively (LTD: $198,000); drilling $nil and $194,000 (LTD: $367,000); G&A $3,000 and $9,000 (LTD: $98,000); geochemistry $nil and $9,000 (LTD: $50,000); geology $1,000 and $31,000 (LTD: $225,000); geophysics $1,000 and $44,000 (LTD: $326,000); option payments $nil and $52,000 (LTD: $175,000); and other expenses $2,000 and $34,000 (LTD: $166,000).

f)      Grease River, Saskatchewan

Grease River is comprised of approximately 70,000 hectares of mineral claims located in the Athabasca. The property was previously optioned to Uranium Prospects Plc (terminated June 2009) whereby they had made cash payments of $225,000, issued 1.5 million shares to the Company, and reimbursed $1.6 million in exploration expenditures incurred by the Company.

During the three and six month periods ended October 31, 2009, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $565,000); drilling $nil and $nil (LTD: $46,000); G&A $nil and $8,000 (LTD: $347,000); geochemistry $nil and $nil (LTD: $111,000); geology $6,000 and $21,000 (LTD: $1,126,000); geophysics $nil and $nil (LTD: $244,000); and other expenses $2,000 and $7,000 (LTD: $309,000). During the three and six month periods ended October 31, 2009, the Company had reimbursements of $nil and $nil (LTD: $1,909,000).

g)      Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 13,000 hectares of mineral claims located in the south-east of the Athabasca. In April 2006, the Company optioned the claims to Westcan Uranium Corp. (“Westcan”) (formerly International Arimex Resources Inc.). Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares to the Company (issued) and making exploration expenditures of $3.6 million before May 2009 ($0.8 million completed). The Company has granted Westcan an extension to meet its exploration expenditures obligations.

Westcan may acquire an additional 10% interest by spending an additional $4 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a minimum of $1 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

9

Athabasca Mineral Property Interests (continued)

During the three and six month periods ended October 31, 2009, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $158,000); G&A $nil and $nil (LTD: $287,000); geochemistry $nil and $nil (LTD: $102,000); geology $nil and $nil (LTD: $117,000); geophysics $nil and $nil (LTD: $290,000); and other expenses $nil and $nil (LTD: $156,000). During the three and six month periods ended October 31, 2009, the Company received reimbursements of $nil and $nil (LTD: $1,110,000).

h)     Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of the Athabasca. In March 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 300,000 shares to the Company (received) and completing work commitments of $2 million by May 2009 ($0.9 million completed). The Company has granted Westcan an extension to meet its exploration expenditures obligations.

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending a minimum of $500,000 per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

During the three and six month periods ended October 31, 2009, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $252,000); drilling $nil and $nil (LTD: $427,000); G&A $nil and $nil (LTD: $114,000); geochemistry $nil and $nil (LTD: $8,000); geology $nil and $nil (LTD: $47,000); geophysics $nil and $nil (LTD: $139,000); and other expenses $nil and $nil (LTD: $49,000). During the three and six month periods ended October 31, 2009, the Company received reimbursements of $nil and $nil (LTD: $1,035,000).

i)      NE Wollaston, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and consists of approximately 154,000 hectares. In December 2008, the Company announced the execution of an MOU with ERI for significant amount of exploration across the property.  In June 2009, this MOU lapsed following continued delays due to Government aboriginal consultations.  Further work on this project is presently awaiting Government work permits.  The Company and ERI are currently working on a similar size project in Saskatchewan under a similar MOU (note 9(c)).

During the three and six month periods ended October 31, 2009, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $1,362,000); drilling $nil and $nil (LTD: $373,000); G&A $nil and $8,000 (LTD: $704,000); geochemistry $nil and $nil (LTD: $797,000); geology $8,000 and $8,000 (LTD: $2,311,000); geophysics $nil and $nil (LTD: $905,000); and other $7,000 and $9,000 (LTD: $160,000).

j)      Helmer, Saskatchewan

Helmer comprises approximately 45,000 hectares of mining claims in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond du Lac.

During the three and six month periods ended October 31, 2009, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $980,000); drilling $nil and $nil (LTD: $1,175,000); G&A $nil and $nil (LTD: $735,000); geochemistry $nil and $nil (LTD: $101,000); geology $nil and $nil (LTD: $333,000); geophysics $1,000 and $2,000 (LTD: $880,000); and other expenses $nil and $3,000 (LTD: $522,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

9

Athabasca Mineral Property Interests (continued)

k)      Lake Athabasca, Saskatchewan

Lake Athasbasca comprises approximately 41,000 hectares of mineral claims located primarily on Lake Athabasca, southwest of Uranium City, Saskatchewan.

During the three and six month periods ended October 31, 2009, the Company spent $3,000 and $3,000 on camp cost & operations respectively (LTD: $1,823,000); drilling $nil and $nil (LTD: $1,056,000); G&A $2,000 and $7,000 (LTD: $641,000); geochemistry $7,000 and $7,000 (LTD: $101,000); geology $33,000 and $34,000 (LTD: $361,000); geophysics $7,000 and $19,000 (LTD: $1,681,000); and other expenses $8,000 and $8,000 (LTD: $298,000).

l)

Alberta, Alberta

Alberta comprises approximately 97,000 hectares of mineral claims covering most of the section of Lake Athabasca that lies within the Province of Alberta. During the three and six month periods ended October 31, 2009, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $275,000); drilling $nil and $nil (LTD: $1,000); G&A $nil and $4,000 (LTD: $193,000); geochemistry $nil and $nil (LTD: $7,000); geology $nil and $5,000 (LTD: $17,000); geophysics $2,000 and $12,000 (LTD: $1,773,000); and other expenses $nil and $4,000 (LTD: $72,000).

m)

Hodgson, Saskatchewan

Hodgson comprises approximately 30,000 hectares of mineral claims west of the known Cigar Lake uranium deposit in the Athabasca [owned by Cameco (50.0%), Areva (37.1%), and others (12.9%).

During the three and six month periods ended October 31, 2009, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $111,000); G&A $nil and $nil (LTD: $367,000); geochemistry $nil and $nil (LTD: $159,000); geology $7,000 and $7,000 (LTD: $28,000); geophysics $nil and $1,000 (LTD: $459,000); and other expenses $nil and $8,000 (LTD: $136,000).

n)      Arnold, Saskatchewan

Arnold comprises approximately 24,000 hectares of contiguous minerals claims located west of the producing McArthur River mine in the Athabasca. During the three and six month periods ended October 31, 2009, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $123,000); G&A $nil and $nil (LTD: $411,000); geochemistry $nil and $nil (LTD: $92,000); geology $nil and $nil (LTD: $25,000); geophysics $nil and $nil (LTD: $510,000); and other expenses $nil and $nil (LTD: $111,000).

o)

Collins Bay Extension

In July 2009, the Company executed an Option Agreement with Bayswater Uranium Corporation ("Bayswater") to commence exploration of the Collins Bay Extension uranium project. This project comprises approximately 37,000 hectares situated directly adjacent to, and following the North-East strike of past-producing uranium mines at Rabbit Lake and Collins Bay, and adjacent to the current producing uranium mine at Eagle Point, all of which are located in Saskatchewan. This project contains a significant number of exploration targets within the Snowbird and Fife Island areas.

Under the terms of the option agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million ($44,000 spent) in exploration expenditures within 5 years and issuing a total of 500,000 (50,000 issued) Company shares to Bayswater over this period. The Company may increase its participating interest in the project to a 70% level by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

During the three and six month periods ended October 31, 2009, the Company spent $5,000 and $6,000 on camp cost & operations respectively; G&A $nil and $1,000; geology $13,000 and $19,000; geophysics $nil and $1,000; option share issuance $nil and $8,000; and other expenses $3,000 and $9,000.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

Athabasca Mineral Property Interests (continued)

p)

McTavish, Saskatchewan

McTavish comprises approximately 16,000 hectares of mineral claims lying southeast of the McArthur River mine in Saskatchewan and northwest of the Key Lake Mine. On August 10, 2009, the Company entered into an option agreement with Kodiak Exploration Limited on the McTavish project which granted Kodiak an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4 million in exploration and issue 1,000,000 (100,000 issued) Kodiak shares to the Company over a period of five years.

Kodiak may earn a further 10% interest in the project (60% total), by expending $3 million in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds U3O8 during the same period, Kodiak’s interest may increase to 70%.

During the three and six month periods ended October 31, 2009, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $14,000); G&A $nil and $nil (LTD: $522,000); geochemistry $nil and $nil (LTD: $12,000); geology $nil and $nil (LTD: $1,000); geophysics $nil and $1,000 (LTD: $183,000); and other expenses $nil and $nil (LTD: $59,000). During the three and six month periods ended October 31, 2009, the Company received options payments of $67,000 and $67,000 (LTD: $67,000).

q)      Other Properties

Waterbury

Waterbury comprises approximately 6,000 hectares of mineral claims located north of the known Cigar Lake deposit in the Athabasca. In December 2007, an option agreement on the property was terminated after the Company had received payments of comprised of $75,000 and 200,000 shares, and $2.1 million had been spent on the property.

Moon, Camsell, Carswell and Ford

Moon comprises approximately 4,000 hectares of mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party Net Smelter Return (“NSR”). Camsell is comprised of approximately 2,300 hectares of mineral claims located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of Lake Athabasca. Carswell is comprised of approximately 13,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan. Ford is comprised of approximately 10,000 hectares of mineral claims located in the South East of the Athabasca Basin adjacent to the Cree East Project.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

10

Other Mineral Property Interests

	Fiscal 2010 Expenditures Six months ended October 31, 2009				Life to Date - October 31, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	-	-	(1)	(1)	300	422	(399)	323
Reefton & Other NZ Projects (b)	-	4	-	4	24	592	(481)	135
Other Projects, Various (c)	-	14	-	14	73	338	(343)	68
Total	-	18	(1)	17	397	1,352	(1,223)	526

	2009 Fiscal Expenditures Tweleve months ended April 30, 2009				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	-	23	-	23	301	422	(399)	324
Reefton & Other NZ Projects (b)	1	190	(481)	(290)	24	588	(481)	131
Other Projects, Various (c)	19	27	(40)	6	73	324	(343)	54
Total	20	240	(521)	(261)	398	1,334	(1,223)	509

(a)

Rise and Shine, New Zealand

In June 2009, the Company announced an agreement with Glass Earth. The option agreement with Glass Earth is for the sale of a 70% ownership interest. In return Glass Earth shall perform detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drilling. Additional terms of the agreement include progressive cash payments of $13,000 ($1,000 paid) and the issuance of 200,000 shares (100,000 shares are past due) in Glass Earth to the Company over the course of the program. CanAlaska currently proportionately consolidates its interest in Rise and Shine (note 4).

(b)

Reefton & Other New Zealand Projects

In February 2009, Kent Exploration Inc. (“Kent”) entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, in South Island, New Zealand by paying $5,000 to the Company upon execution (received) and spending $3,500,000 on the project over the five year option period.  In August 2009, the option agreement with Kent was terminated.

This road-accessible property, encompassing approximately 14,060 ha (34,743 acres), is located in the historic Reefton gold fields, off New Zealand State Highway 7, with the property extending from approximately 3 km to 20 km south-west of the town of Reefton, South Island, New Zealand.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

Other Mineral Property Interests (continued)

In the fiscal year 2009, the Company chose not to renew its Granite Dome and Greymouth permits and therefore recorded mineral property write-downs of $0.2 million. The Company also wrote down its Mt. Mitchell claims ($0.3 million) and, subsequent to April 30, 2009, did not renew its prospecting permit on this property. During Fiscal 2009, the Company issued 10,000 shares for property access rights to the Mt. Mitchell claims (note 11).

(c)

Other Projects, Various

Kasmere comprises approximately 266,000 hectares under license application adjacent to NE Wollaston. In December 2008, the Company acquired an adjacent claim block from Santoy Resources. The Company acquired Mineral Lease 209B in Manitoba from Santoy Resources Ltd. on December 11, 2008 for 40,000 in common shares, 500,000 warrants exercisable over one year at an exercise price of $0.50, and a 2% NSR. Mineral Lease 209B is situated in the middle of the Company’s Kasmere claim block.

The Misty project covers approximately 53,000 hectares and is located in Manitoba adjacent to the southern boundary of the NE Wollaston project.

On May 23, 2008, the Company optioned the Misty property to Great Western Minerals Group Ltd. (“Great Western”). Great Western may exercise its option to earn a 51% interest in the property by:

a)

Making payments of $100,000 ( $10,000 on grant of licence plus $10,000 in each of the subsequent 4 years, and then a further $50,000 in year 6),

b)

Issuing 200,000 shares  (100,000 on grant of licence, and 100,000 on the 1st anniversary) and,

c)

Making exploration expenditures of $6 million ($100,000 on the 1st anniversary, $100,000 on each of the following 3 anniversaries, a further $2.6 million on the 5th anniversary, and, a final $3 million on 6th anniversary).

The Company will act as the operator of the project until Great Western has a vested 51% interest, at which time Great Western may become the operator. The Company is currently awaiting the grant of exploration permits by the Government of Manitoba, which have been delayed due to aboriginal consultations.

Rainbow Hill comprises 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A. This property is optioned to District Gold Inc. (“District Gold”) under which District Gold may earn a 60% interest by making option payments by July 31, 2009 of $150,000 (of which only the first quarterly payment has been $37,500 received) and 200,000 shares (of which only 100,000 issued to the Company), and completing exploration expenditures of $1.5 million over the term of the option. District Gold may earn a total 75% interest by completing a feasibility study. As of October 31, 2009, a $75,000 provision had been recorded against the option payment receivable.

Glitter Lake comprised certain mineral claims prospective for nickel and platinum located near Glitter Lake, Quebec. In January, 2009, the company transferred ownership of Glitter Lake to fulfill an office lease obligation. CanAlaska retained a ½% NSR. Voisey’s Bay, located in Labrador, Newfoundland, is a property jointly-held with Columbia Yukon Explorations Inc.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

Share Capital

The Company has an unlimited amount of authorized common shares without par value. As of October 31, 2009, the Company had 144,850,414 shares issued and outstanding.

000’s	Number of shares	Shares	Contributed surplus
Opening balance – April 30, 2008 (restated)	125,870	$54,079	$5,392
Share issuances
Cash	11,223	3,712	-
Non-cash	691	194	-
Warrant issuances
Cash	-	-	-
Non-cash	-	(371)	385
Share issuance expenses
Cash	-	(205)	-
Non-cash	-	(248)	28
Transfer on stock option exercise	-	25	(25)
Flow-through FIT impact	-	(1,003)	-
Compensation expense	-	-	2,160
Closing balance – April 30, 2009	137,784	56,183	7,940
Share issuances
Cash	7,016	1,240	-
Non-cash	50	8	-
Warrant issuances
Cash	-	-	-
Non-cash	-	-	-
Share issuance expenses
Cash	-	(103)	-
Non-cash	-	(1)	-
Compensation expense	-	-	1,006
Closing Balance – October 31, 2009	144,850	57,327	8,946

For the three and six month period ended October 31, 2009, the weighted average number of common shares outstanding was 142,783,589 (2008: 137,642,000) and 140,288,511 (2008: 136,639,000) respectively.

Share issuances

In December 2009, the Company issued 2,380,000 flow-through units for gross proceeds of $499,800. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. A finder’s fee of $24,990 in cash and 119,000 warrants were issued in connection with the financing.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

In November 2009, the Company issued 10,714,428 flow-through units for gross proceeds of $2,250,030. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. A finder’s fee of $112,502 in cash and 535,722 warrants were issued in connection with the financing.

In October 2009, the Company issued 1,190,000 flow-through units for gross proceeds of $249,900. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. A finder’s fee of $12,495 in cash and 59,500 warrants were issued in connection with the financing.

In August 2009, the Company issued 5,826,764 flow-through units for gross proceeds of $990,550. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty-four months from the closing date, at a price of $0.24 per warrant share. A finder’s fee of $49,528 in cash and 291,337 compensation options were issued in connection with the financing. Each compensation option entitled the holder thereof to acquire one unit at a price of $0.17 per unit for a period of 24 months.  Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per warrant share.

In July 2009, the Company issued 50,000 shares under the option agreement of Collins Bay Extension uranium project. (note 9(o)). In February 2009, the Company issued 10,000 shares for property access rights in New Zealand (note 10(b)).

In December 2008, the Company issued 40,000 common shares under the Kasmere option agreement (note 10(c)). In September 2008, the Company issued 100,000 common shares respectively for the Black Lake and Fond du Lac properties (notes 9 (d) and (e)).

On May 29, 2008, the Company issued 10,922,660 flow-through units for gross proceeds of $3.7 million. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share. A finder’s fee of $179,000 in cash, 441,176 common shares and 345,589 warrants were issued in connection with the financing. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

Capital disclosure

The Company considers its common shares, options and warrants as capital. As the Company is in the exploration stage its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

12

Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 27,500,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

Fiscal 2010 Six Months Ended October 31, 2009	Number of options 000’s	Weighted average exercise price $
Outstanding – April 30, 2009	21,372	0.36
Granted	3,530	0.19
Cancelled	(136)	0.13
Exercised	-	-
Expired	-	-
Forfeited	(1,618)	0.47
Outstanding – October 31, 2009	23,148	0.33

As at October 31, 2009, the following stock options were outstanding:

Number of options outstanding 000’s		Exercise price	Expiry date (Fiscal Year)
	705	$0.40 - $0.58	2010
	2,172	$0.35 - $0.45	2011
	2,773	$0.50 - $0.75	2012
	7,168	$0.40 - $0.70	2013
	9,130	$0.12 - $0.40	2014
	1,200	$0.18	2015
Total	23,148	0.76

Stock options vest over various time periods. As at October 31, 2009, 16,731,240 stock options were vested and exercisable.

For the three months ended October 31, 2009, total stock-based compensation expense was $0.5 million (October 31, 2008: $0.5 million) of which $0.1 million was capitalized (October 31, 2008: $0.1 million) and for the six months ended October 31, 2009, total stock-based compensation expense was $1.0 million (October 31, 2008: $1.1 million) of which $0.3 million was capitalized (October 31, 2008: $0.3 million).

Warrants

Fiscal 2010 Six Months Ended October 31, 2009	Number of warrants 000’s	Weighted average exercise price $
Outstanding – April 30, 2009	6,307	0.50
Granted	3,713	0.25
Exercised	-	-
Expired	-	-
Outstanding – October 31, 2009	10,020	0.41

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

Share Stock Options and Warrants (continued)

In August 2009, 2,913,381 warrants were issued in connection with a flow-through unit offering (note 11). In addition, 291,337 compensation options were issued as finders fees (note 11).  In October 2009, 595,000 warrants were issued in connection with a flow-through unit offering (note 11). In addition, 59,500 warrants were issued as finders fees (note 11).

In May 2008, 5,461,329 warrants were issued in connection with a flow-through unit offering (note 11). In addition, 345,589 warrants were issued as finders fees (note 11). In December 2008, the Company issued 500,000 warrants at $0.50 for the Kasmere property (note 10(c)).

At October 31, 2009, the following warrants were outstanding:

Number of warrants (000’s)		Weighted average Exercise price $	Expiry date Fiscal year end
	500	$0.50	2010
	5807	$0.50	2011
	3,713	$0.25	2012
Total	10,020

Option pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense:

Options
Risk-free interest rate	1.1% to 4.6%
Expected life	1 to 5 years
Expected volatility	76% to 135%
Expected dividend	0%

Accumulated Other Comprehensive Income

$000’s	Fiscal 2010 October 31, 2009	Fiscal 2009 April 30, 2009
Opening balance	9	166
Unrealized loss on available-for-sale securities (note 6)	(54)	(157)
Closing balance	(45)	9

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total - $000’s
2010	132
2011	201
2012	84
2013	7
2014	1
Thereafter	4
429

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/ or issue common shares of the Company (note 9).

Geographic Segmented Information

Fiscal 2010 October 31, 2009 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	42,799	1	137	42,937
Assets	47,713	4	536	48,253
Loss (six months)	1,523	-	(7)	1,516

Fiscal 2009 April 30, 2009 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	39,816	3	458	40,277
Assets	47,359	4	525	47,888
Loss (twelve months)	2,450	2	264	2,716

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Unaudited

Subsequent Events

Subsequent to the period ended October 31, 2009, the following events occurred:

Private Placements

In December 2009, the Company issued 2,380,000 flow-through units for gross proceeds of $499,800. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. A finder’s fee of $24,990 in cash and 119,000 warrants were issued in connection with the financing.

In November, 2009, the Company issued 10,714,428 flow-through units for gross proceeds of $2,250,030. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. A finder’s fee of $112,502 in cash and 535,722 warrants were issued in connection with the financing.

Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.